Exhibit 99.1

Fury Drills Top Five Intercept To Date - 23.27 g/t Gold Over 7.09 Metres - Outside of the Defined Resource at Eau Claire

Toronto, Canada – May 25, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce results from its ongoing resource expansion and exploration drill program at the Eau Claire deposit located in the Eeyou Istchee Territory of the James Bay region, Quebec. Drill hole 21EC-022 intersected 23.27 g/t gold (Au) over 7.09 metres (m) in the southeast margin of the defined resource further demonstrating the potential to significantly expand the resource down plunge to the east (Figures 1 and 2). This intersection represents the fifth best result drilled, in terms of grade and width, from over 900 holes drilled at Eau Claire to date. Given this result, Fury’s technical team plans to continue drilling east of the deposit focusing on the 220-metre gap between the known resource and the Target A panel (Figure 1).

Preliminary results returned from Target A, located 200- to 350-metre down plunge east of the deposit, highlighted high-grade gold intervals of 7.1 g/t gold over 0.5m and 4.05 g/t gold over 0.5m that intersected a 5- to 20-metre wide zone of alteration with stacked quartz-tourmaline veins and associated quartz feldspar porphyry dykes along the Eau Claire deposit structure (Figure 2). With only three drill holes drilled into a 200-metre by 250-metre area, the Company believes additional drilling is required to obtain a representative view of grade distribution within this area of highly prospective geology. Drill results for the resource expansion holes and the Target A panel are presented below (Table 1).

“It’s exciting to drill an all-time top five drill hole at Eau Claire, a high-quality project that has steadily improved since we started drilling in late 2020,” commented Mike Timmins, President and CEO of Fury. “We are eagerly awaiting several pending holes, many of which contain coarse visible gold and we are looking forward to starting our regional program, the planning of which is near complete. Quebec is arguably one of the best mining jurisdictions in the world and we are fortunate to be developing this high-grade district opportunity.”

Table 1: Resource Expansion and Exploration Drill Results

Hole ID		From	To	Length (m)	True Thickness (m)	Au (g/t)
21EC-020		No Significant Intersections
21EC-022		319	327.5	8.5	7.09	23.27
21EC-015		721	722	1	Not Applicable	1.25
		730	731	1	Not Applicable	2.06
		738.5	739	0.5	Not Applicable	4.05
21EC-017		95.5	97	1.5	Not Applicable	1.28
		314	317.5	3.5	Not Applicable	2.41
	Incl.	314	315	1	Not Applicable	4.86
		780	781.5	1.5	Not Applicable	2.96
	Incl.	781	781.5	0.5	Not Applicable	7.10
		818	819.5	1.5	Not Applicable	1.05
		894	895.5	1.5	Not Applicable	1.35
21EC-019		650	651	1	Not Applicable	1.24

True thickness calculations for resource expansion drilling is based on a dip of 55o and dip azimuth of 191.5o. Lengths for exploration drilling are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m

“The exploration program is tracking well with our first 12 drill holes east of the deposit demonstrating the expansion potential 700 metres down plunge. The drilling at Snake Lake suggests a size potential to rival the Eau Claire deposit and includes the discovery of a new mineralized structure between Snake Lake and Eau Claire. We believe that these initial holes highlight the prospectivity of the 5km deposit trend and the likelihood of offering a significant resource expansion potential,” stated Michael Henrichsen, SVP, Exploration of Fury.

Eau Claire Deposit Long Section

Resource Expansion and Exploration Drill Program

21EC-020
No significant intercept
20EC-005[1]
11.56 g/t Au over 6.04m
21EC-022[1]
23.27 g/t Au over 7.09m
20EC-003[1]
8.87 g/t Au over 2.51m
20EC-002[1]
4.89 g/t Au over 2.94m
21EC-019[1]
1.24 g/t Au over 1m
Target Area
220m
21EC-015[1]
2.06 g/t Au over 1m
4.05 g/t Au over 0.5m
20EC-006[1]:
1.21 g/t Au over 8m
incl. 2.59 g/t Au over 3m
21EC-010[1]:
8.83 g/t Au over 1.5m
21EC-007[1]:
15.3 g/t Au over 1m
21EC-013[1]
4.53 g/t Au over 1.42m
8.87 g/t Au over 2.88m
59.30 g/t Au over 0.96m
Panel A
Panel B
550m
21EC-017[1]
2.41 g/t Au over 3.5m
incl. 4.86 g/t Au over 1m
2.96 g/t Au over 1.5m
incl. 7.1 g/t Au over 0.5m
Eau Claire Deposit
2018 Resource Model Drilling
Deposit plunge defined by drilling
2.5 g/t Au Cutoff
300 m
Infill Drilling
Exploration Drilling
B1
(20EC-006)
Legend
Results Pending
Newly Released Drill Hole
Previously Released Drill Hole
Historical Drill Hole
Drill Intercept & Block Model[2] Au g/t
10
5
2.5
1
0.5

1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Block Model: Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

Figure 1: Eau Claire Deposit long section depicting the resource block model and location of recent resource expansion as well as the down plunge extension drill holes in Targets A and B.

Eastern Expansion and Target A Results
To date Fury has drilled four holes targeting the eastern extension of the lower eastern margin of the resource that is currently defined as 204,000 ounces at 11.81 g/t gold (2.5 g/t cut-off grade)1. The Company is impressed with the continuity of high-grade mineralization with all three holes returning high-grade results as follows: 23.27 g/t gold over 7.09m, 11.56 g/t gold over 6.04m, 59.3 g/t gold over 1m, 8.87 g/t gold over 3m and 4.89 g/t gold over 2.94m (refer to news releases dated April 30, 2021 and March 1, 2021). These results confirm Fury’s belief of the potential to expand the deposit to the east.

The results from the three drill holes into the Target A panel and the previously reported four drill holes into the Target B panel of 2.59 g/t gold over 3m, 15.3 g/t gold over 1m and 8.89 g/t gold over 1.5m (refer to news releases dated March 30, 2021 and January 25th, 2021) over an area of 600m by 400m on the Eau Claire deposit structure show the potential to expand the deposit 700m down plunge to the east. In particular, the presence of multiple stacked quartz-tourmaline veins and alteration over widths up to 20m in the Target A panel demonstrate a strong fluid pathway that requires additional drilling to fully understand the distribution gold grades within this portion of the Eau Claire deposit structure.

Target A – Strongest Veining, Nearest to 450 Zone

21EC-015
2.06 g/t Au
4.05 g/t Au
21EC-019
1.01 g/t Au
0.86 g/t Au
2.35 g/t Au
21EC-017
2.40 g/t Au
0.33 g/t Au
1.75 g/t Au

Critical Width of Quartz Tourmaline Veining over 5-20m in all Three Target A Drill Holes

Figure 2: Target A Drill Hole Quartz Tourmaline Vein Density

Eau Claire Technical Disclosure
Analytical samples for the Resource Expansion Drill Program were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to Bureau Veritas (BV) lab in Timmins, ON (ISO/IEC 17025 accredited facility) for preparation and analysis. Preparation included crashing core sample to 90% < 2mm and pulverizing 1000g of crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (BV code FA450) and multi-element four acid digest ICP-AES/ICP-MS method (BV code MA200). Where FA450 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (FA550-Au). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Analytical samples from the 2020 and 2021 Exploration Drill program were taken by sawing NQ diameter core into equal halves on site with one half being sent to Actlabs in Val d’Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical drill samples were taken by sawing NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au the assay was repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

1 See the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” (the “Eau Claire Report”) dated effective February 4, 2018, prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., Allan Armitage, Ph.D., P.Geo., which can be found on Eastmain Resources Inc.’s profile at www.sedar.com.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable Canada and United States securities laws ("forward-looking statements"), which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking statements are statements that include implied future performance and/or forecast information. Forward-looking statements in this release reflect management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking statements contained in this release include information relating to: Fury's exploration drill programs at its Eau Claire deposit, including with respect to pending deposit drill hole results and the prospectivity of the Eau Claire deposit; and the future growth and development of Fury's mineral properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum CIM Definition Standards on Mineral Resources and Mineral Reserves. The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.